Exhibit 99.1

Prima BioMed Ltd

2015 Annual General Meeting

Address by Russell Howard, Non-Executive Director

Dear Fellow Shareholder,

On behalf of our Board, I would like to welcome you to the Prima BioMed Annual General Meeting for 2015. Prima’s Chair, Lucy Turnbull and Deputy Chair, Albert Wong both send their apologies that they are unable to attend today’s meeting. This is due to unavoidable international travel commitments.

The Board is delighted that Lucy is standing for re-election. Despite her considerable new responsibilities, she remains committed to development of Prima’s immunotherapy products for the benefit of cancer patients, as well as Prima shareholders. Lucy has made a highly valued contribution to the Board over the past 5 years. We have her ongoing support and counsel going forward.

This past year embodies some of the most significant events in Prima’s history. Most notably, these were the Immutep acquisition in December 2014 and the subsequent unveiling of the AIPAC clinical trial for our lead product IMP321 in metastatic breast cancer in conjunction with chemotherapy Paclitaxel.

We welcomed US healthcare investor Ridgeback Capital’s A$15 million investment in our Company, as approved by shareholders at our July EGM. In parallel, we raised A$10 million through a Share Purchase Plan for existing shareholders, for which there was overwhelming demand. On both counts, we appreciate your continued support, affirming our belief that shareholders appreciate the value embedded in our portfolio of immunotherapy assets.

Along with the Ridgeback investment, these assets are attracting a lot of attention from other investors. We were pleased to raise a further A$3.55 million through two separate placements to European and Australian funds. These follow the introduction by the ASX of new Listing Rule 7.1A, part of a package of amendments to strengthen Australia’s equity capital markets.

The rule provides the ability to increase a company’s placement capacity, recognizing the importance of equity placements as a capital raising mechanism for small- and mid-cap companies. An ASX consultation paper released last month states that “the rule has been well received by small and mid-cap companies and their investors, providing valuable assistance during a period when uncertainty in equity markets made capital raising challenging.”

Collectively, the funds raised will support Prima’s operations into 2017 and leave us well positioned financially to commence two studies of IMP321 over the next few months. Firstly the AIPAC clinical trial, which I have mentioned and which recently received Scientific Advice from the European Medicines Agency; and secondly a Phase I trial with IMP321 in combination with a checkpoint inhibitor in melanoma.

The Phase I trial will be started in Queensland. Queensland has one of the highest instances of melanoma in the world. We are pleased once again to be running clinical trials in Australia, with the first patients expected to be enrolled early next year.

I would like to thank our CEO, Marc Voigt and his team for their extensive efforts in realizing the potential of IMP321 and our other programs. Today, Prima is in a strong position clinically, commercially and financially. We look forward to reporting on further progress in the year ahead.

Yours sincerely,

Russell Howard

Non-Executive Director

Prima BioMed